John Hancock Funds III John Hancock Intrinsic Value Fund

Plan of Liquidation

     PLAN OF LIQUIDATION made this 9th day of September 2008, by John Hancock Funds III, a Massachusetts business trust (the “Trust”), on behalf of the series, John Hancock Intrinsic Fund (the “Fund”).

     WHEREAS, the Board of Trustees of the Trust (the “Board”) has approved, authorized, and consented to the voluntary dissolution of the Fund;

NOW, THEREFORE, the Board hereby adopts the following Plan of Liquidation:

1.	Pursuant to Article VIII of the Trust’s Amended and Restated Agreement and Declaration of Trust dated as of August 12, 2005, the Fund shall be terminated on October 17, 2008 (“Termination Date”), or on such earlier date as the President of the Trust may determine in his sole discretion; and that written notice shall be mailed to all shareholders of record of the Fund as of September 17, 2008, in substantially the form of the shareholder letter presented to the Board with such changes as the President of the Trust may deem necessary or desirable.

2.	This Plan is intended to, and shall, constitute a plan of liquidation constituting the complete liquidation of the Fund, as described in Section 331 and Section 562(b) of the Internal Revenue Code of 1986, as amended.

3.	The officers of the Trust are, and each of them acting singly is, authorized in the name and on behalf of the Fund to do the following, in each case as such officer or officers deem necessary or appropriate:

	(a)	pay or otherwise provide for all charges, taxes, expenses, and liabilities, whether due or accrued or anticipated, of the Fund, to reduce the remaining assets of the Fund to distributable form in cash (collectively, “Liquidation Costs”);

	(b)	begin accruing to the Fund’s net asset value per share such Liquidation Costs as are currently estimated, effective as of the date of publication of a supplement to the Fund’s prospectus announcing the planned liquidation of the Fund;

	(c)	distribute in one or two (if necessary) distributions of cash to the Fund’s shareholders, ratably according to the number of shares of the Fund held by the several shareholders of the Fund on one or more record dates, such distributions to be made on or before the Termination Date;

	(d)	declare as dividends out of investment company taxable income or net capital gains, to shareholders of record;

(e)	submit such filings as may be required in connection with the Plan with the Securities and Exchange Commission, the Internal Revenue Service, the Commonwealth of Massachusetts, and any other filings with any other federal or state government agency; and

(f)	do and perform all such acts and things, to execute, deliver and file with any governmental authorities all such certificates, contracts, agreements, documents, instruments, powers of attorney, receipts, or other papers, and to make all such payments as shall be necessary to carry out, comply with, or effect the purposes and intents of this Plan.